Your ref
Our ref CMP-0014-01

02069036

ERG GROUP

29 November 2002

82-2373

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG ~~Australian Group~~ Ltd

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH. D.C. 181 SECTION

Dear Sirs

SUPPL

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange yesterday:

- Address given by the Chairman and Chief Executive Officer at the annual general meeting of ERG Limited held on 28 November 2002 (attaching the PowerPoint presentation); and
- Announcement headed "ERG Flags Capital Restructure to Support Growth – Rights Issue to Raise up to $50 million".

Yours faithfully

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Beth Jones

for **Rebecca Greig**
Assistant Company Secretary

dlw 1/13

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr281102.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 17:09:38

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders & Presentation

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Rebecca Greig
DATE	28 November 2002
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1255
PAGES	28
RE	**Announcement**

28 NOV 2002

ERG GROUP

Dear Sirs

I enclose copies of the prepared addresses to be given by the Chairman and the Chief Executive Officer at the annual general meeting of ERG Limited being held at 2.00pm today. I also enclose copies of the slides to be presented to shareholders at the annual general meeting.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax281102a.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

Addresses by the Chairman and Chief Executive Officer

Annual General Meeting of Shareholders

28 November 2002

ERG

GROUP

Address by the Chairman - Mr Sandy Murdoch

Ladies and gentlemen, let me start our meeting with my overview of the 2002 financial year. We have endured a very difficult year characterised by delays in the commencement and award of new projects and the commercial aftermath of the September 11 attacks and the major corporate collapses in the US.

When we addressed you last year we had every expectation that major projects, such as Sydney, would be well under way by now and generating significant new revenues. The delays associated with this project have been well publicised and, together with other delayed tenders, have obviously impacted our result in the 2002 financial year.

While the delay to the Sydney contract has been very frustrating, as the saying goes, there is a silver lining in every cloud. As you will have read, the NSW Supreme Court judgment in favour of our customer vindicated their decision to select ERG's technology for the Sydney contract. Sydney is a high profile contract on a world scale and the vindication of our technology, as well as the exposure of unethical behaviour by our competitor, has been observed and noted by many governments around the world which are either conducting or about to conduct such tenders.

We expect the Sydney contract to be signed very soon and we are ready for commencement of work.

The impact of such delays has been compounded by the extremely volatile global share market conditions generally, and for technology companies in particular. The performance of the ERG share price has closely followed the NASDAQ Composite Index over the last twelve months. Despite a divergence between the two during the June quarter, the trend over the year as a whole is very similar.

As a Board we are equally disappointed with the performance of the Group; however, we ask shareholders to appreciate the adverse prevailing market sentiment to technology stocks as a big contributor to the less than palatable total return on your investment at present.

Another feature of the year that has had a big impact on the Company is the effect September 11 and subsequent terrorist attacks, and financial collapses in the US, have had on the global insurance industry. As we all know, insurance cover for business has changed greatly. For companies like ERG, it has become very difficult and very expensive to put in place the performance bonds which our customers require as security for our major contracts. The alternative to an insurance company providing this coverage is for ERG to tie up its own valuable cash reserves in such bonds. This could become a very effective constraint on new business growth. It is something that we are very focused on and is a major motivation for the capital restructure proposal that we wish to introduce to you today.

Underlying Fundamentals

In the face of these challenges there are several indicators that underpin the Board's confidence that ERG has the technology fundamentals in place to differentiate itself in the market and assemble an enviable portfolio of long-term, annuity style contracts with public sector customers around the world. Let me share some of these with you.

1 The primary customers of our technology are governments of the western world. Growing populations and continuing imperatives for governments to improve the efficiency of public transport underpin long-term demand for our technology. Indeed, governments will often increase spending during difficult economic times to stimulate growth. We see no shortage in demand for smart card technology.

2 The demand for our technology is evidenced by continued growth in our revenue. As Mr Fogarty will detail in his presentation, revenue derived from our transit activities has increased continually over the last ten years. We have seen a 25% increase in the last year alone. Many technology companies have not only seen their share prices fall, but also the revenue from their core activities similarly affected.

3 The Sydney court case between our competitor and our customer is now behind us. This action exposed the unsavoury actions of our competitor while also providing a rare insight into the decision-making process our customers go through. It was very clear from this process that our technology was independently verified as superior to that of our competitors. Our portfolio of live reference sites was seen as extremely influential by the technical evaluation committee.

4 There is an abundance of new contract opportunities for us in the near term. Sites such as Washington DC, the Netherlands and our home base of Perth have all come out for tender. We will lodge our tender for the Perth system tomorrow. We would very much like the opportunity to install ERG technology in our home city and give WA-based shareholders first hand experience of our capabilities. While price is always important, the WA State Government has been a strong supporter of ERG and we are a major employer and exporter for the state. We hope these important factors and the superiority of our technology see us win the Perth tender.

5 Finally, we have reviewed our costs and achieved annualised savings of approximately $30 million. Both the Board and management have dedicated significant time to the difficult task of striking a balance between capacity for present needs and new business, particularly in R&D. I would like to acknowledge the efforts of David Humann in particular who has taken an active role over and above his duties as a Director as an interface between management and the Board on this matter. His involvement has freed up Peter Fogarty's time to concentrate on our core business activities.

Balance Sheet Restructure

Since announcing our full-year results to the market, we have raised the likelihood of some quite significant changes to our balance sheet and ownership structure. We have spoken about both a major shareholder entering our register and a restructure of the $250 million listed convertible notes.

We have engaged the services of investment bank Babcock & Brown to assist in this process. As I said earlier, given the changed market conditions in which we operate, it has become imperative that we strengthen our balance sheet to deal with the performance bond requirements of our customers.

The restructured share register and balance sheet proposal we will be putting to shareholders will significantly strengthen ERG's financial flexibility and competitive position. It will create both the capacity to handle the contracts we expect to win, as well as remove more than $18 million in annual interest charges.

In essence, the restructure will see the elimination of the listed convertible notes and the introduction of a significant shareholder to the ERG register. We are in the fortunate position that our largest noteholder,

Special Utilities Investment Trust and associates, a global utility and infrastructure investor, is strongly supportive of the Group. We have in principle agreed proposed terms with them for conversion of their notes to ERG shares as part of the larger proposal. In addition, the second largest group, Australian Ethical, has also given its in principle support to the proposal. We are hopeful that other noteholders will follow their lead and shareholders will also support the proposal. Directors are convinced that it is an essential step for the Company to ensure we can bid for major projects.

Mr Fogarty will provide you with the details of this proposal. It is subject to a number of conditions including separate approval from the noteholders and shareholders. As a result, we expect to call an extraordinary general meeting in the New Year to deal with this matter.

Corporate Governance

Before I close, I would also like to address two matters of corporate governance. First, it is important that the Board reflects the skills and expertise to meet the changing needs of the Group and to provide new ideas. With this in mind, I would like to officially welcome Mr Robert Topfer to the Board. Mr Topfer is a director of international investment bank Babcock & Brown. He has sixteen years of specialist structured and corporate finance experience across many industry sectors. Mr Topfer holds a Bachelor of Law and Arts from the Australian National University and was previously a partner of leading law firm Allen, Allen & Hemsley and founding partner of Atanaskovic Hartnell. Babcock & Brown have been closely involved in reviewing the Company's capital structure and development of the restructure proposal I have outlined. In addition to Mr Topfer's appointment, we intend to make further appointments to the Board that we believe will enhance and freshen the expertise. We are committed to making changes to both the Board and management that will place the Company in a position where it can realise its potential and drive forward with the new contracts we expect to finalise.

The second governance point relates to the very important role of audit. In today's market, it is also important to maintain not only an actual, but also a perceived, independence from a company's auditors. We ensure any professional services we require are not automatically awarded to our auditors. Indeed we make use of several of the major accounting firms. Furthermore, from a corporate governance and cost control perspective, we regularly put our audit services to tender. As a result of this process we will today be considering a motion to appoint Deloitte Touche Tohmatsu as the Company's new auditors.

Summary

In closing ladies and gentlemen, we acknowledge as a Board, that with the benefit of hindsight we could have acted sooner on reducing the Group's cost base, but many of the delays in the awarding of tenders, which we have either won or expect to win, have been far longer than any reasonable person would have expected. The impact on cash flow and shareholder returns is obvious and cannot be escaped.

Our share price and earnings result have clearly been unsatisfactory but let's not lose sight of where we are now.

As a Board, we consider it important to remove the conditions that have given rise to the emphasis of matter audit opinion included in the 2002 financial statements. We consider it imperative that shareholders support the conversion of notes to shares on the basis to be outlined, as well as the new capital raising. There is an urgent need to proceed with this action in order to place the Company in a sound financial position, and enable it to adequately meet the bid and performance bond requirements of our customers in these changed market conditions.

I would now like to ask our Chief Executive Officer, Mr Peter Fogarty, to give you a closer look at both our operations and plans.

I look forward to your questions after Mr Fogarty's address.

A S Murdoch
Chairman

Address by the Chief Executive Officer – Mr Peter Fogarty

Let me start today by telling you quite clearly that the past 12 months have been the most difficult and challenging the Company has experienced.

You, like me as a shareholder, must be very disappointed at the Group's financial results and particularly our share price.

Despite the very difficult market conditions that the Chairman referred to, I, and the senior management team, must accept responsibility for the Group's operating loss in the past 12 months. While hindsight makes an easy platform for review, it is clear that we did not react quickly enough to the dramatically changed market circumstances. However, once the need for action was realised, we moved decisively to put the Company on the best possible footing to face the future confidently.

I want to spend a little time today to look beyond the immediate financial results to explain what management sees as the key drivers for ERG's sound growth from this point and the challenges which I believe we are successfully dealing with.

2002 Financial Results

Turning to the financial results for the year ended 30 June 2002. We reported a full-year loss of $243.9 million. This included one-off write-downs, provisions and accelerated depreciation totalling $165.3 million – primarily directed at investments acquired by the issue of licences to our technology. Of the remaining operating loss, $22.1 million resulted from interest charges and $38.2 million from depreciation and amortisation charges.

We are hopeful these charges are not permanent reductions and over time we can demonstrate the inherent value that exists in those investments. In order to maximise long-term returns for shareholders, we believe in certain instances we are better served by taking a stake in the company we are licensing, rather than accepting a once off payment. Despite the conservative accounting treatment we have applied, we remain committed to the business of these entities; however, we acknowledge it is difficult to precisely measure the returns they will generate at this time.

Our revenue for the year was $301.6 million, which represented a 1% increase over the previous year. The 2001 year did, however, include revenue from our telecommunications business. Removing that revenue from the comparison, our underlying operating revenue actually grew by 25%. This was particularly pleasing in a year when we have encountered the project delays such as Sydney. The growth in revenue from our transit business is a trend that has been continuing for some time, with a 42% annualised increase achieved over the last ten years.

There were further pleasing trends in the make up of revenue with recurring revenue from infrastructure projects growing to $140.0 million, a level comparable with the $140.4 million generated from the supply and installation of transit projects.

For some time we have been explaining to the market our strategy to grow the recurring revenue generated from operating and maintenance contracts for the infrastructure systems we have installed. The 2002 level

of revenue from this source represents a 173% increase over the 2001 year and has been driven by projects such as Hong Kong, Melbourne, Rome, San Francisco and Singapore.

Our immediate challenge is to generate profits, and more importantly positive cash flow from these revenue streams in the shortest timeframe possible. Moving forward, we will endeavour to have our customers own and pay for the infrastructure we install, thereby avoiding the significant cash drain and sizeable depreciation charges in the early years of such projects. This structure is in place for projects in San Francisco, Sydney and Seattle.

Revenue from the supply and installation of systems fell by 18% from the previous year due to the delays in the commencement of projects that I have already spoken about. Excluding the one-off write-downs this business segment reported a small profit before tax.

Our performance improved significantly in the second half of the year compared with the first, albeit to a level that still requires considerable improvement. Excluding the one-off write-downs, we were profitable at the EBITDA level for the second half of the year. This turnaround was driven by increased revenue, primarily from the infrastructure business segment and an aggressive cost reduction program. Employee costs alone were reduced by $21 million in the second half of the year.

We have made every effort in the reporting of this result to be as transparent as our business allows. We trust the segment analysis that we have provided gives you a better understanding for how the business operations are tracking – we have certainly received positive feedback from many investors in this regard.

Challenges and Actions

As the Chairman said, the Board and senior management are very confident of the Group's technological strength, notwithstanding the fact that it will still take some time to make up for the financial impact of delayed contracts to be overcome. Like all companies with international operations, we also face continuing global economic and political uncertainty that exists today.

I think the best way to understand the way forward for ERG from here is to look at the key challenges that we face and what action management is taking to address them. In that way you will get a good idea of the drivers for growth of ERG's business.

1 Reduce costs but maintain service and R&D edge

First, it is clear that we were not fast enough to manage our operating costs down in line with lower than expected revenues as a result of the delays to new business. This is being addressed and I am confident that we will be able to strike the right balance between overhead and maintenance of the appropriate service capacity to meet our customers' expectations and contracted service levels. We continue to drive overheads down and make the business more efficient.

The continuing string of contract wins we have achieved, and the positive outcome of the Sydney contract court case, have shown us that our customers recognise that our technology is better than our competitors. This has given us the comfort to reduce R&D spend to 8% of revenue in 2002 compared to 18% of the comparable revenue base, which excludes telecommunications revenue, in 2001. This means that ERG still has a highly skilled group of R&D employees working to continually improve our technology and capability. However, it is clear that ERG has emerged from the "groundwork" stage – we have a winning technology and

conceptual approach. Our R&D task is now more about keeping in front than building the product from scratch. As a result, our R&D budget can and has been prudently reduced.

We have consolidated our technology and are now focused on selling what we have and not letting the technologists sell new product that the customer doesn't want.

Across the Group, we have reduced staff numbers by approximately 300 at an annualised cost saving of approximately $30 million.

2 Focus on core strength – review of non-core assets

In light of the continuing negative sentiment towards the technology sector generally and its impact on valuations for some of our non-core investments, we have commenced a review of all those investments.

This has resulted in disposal of non-core and under-performing assets such as our holdings in Downer EDI and ECard. However, our approach is far more sophisticated than a simple "clearance sale".

The sale of ECard is a good example. Through the sale, the unwanted ECard assets have been converted into cash that can be re-cycled into our core business. Australian banks have not moved quickly enough in the adoption of smart cards and we therefore considered it appropriate to divest our holding. We will continue to work with ECard on commercial opportunities and it has retained the licence rights to our Proton technology. In this way, we retain access to value adding technology but carry significantly reduced risk on the investment.

We will continue to closely monitor the performance of our other investments along these lines. Should we believe they are not performing satisfactorily, or if the return horizon is unacceptable, then we will look to divest them. We are now very focused on capital efficiency and wherever appropriate, will re-deploy it to the plentiful core business opportunities in public sector transit and related services around the world.

3 Secure market leadership – strengthen operational capacity

There can be no doubting the success of our technology at an operational level and as a company we continue to win a high proportion of the tenders we bid for.

So to ensure we have the most efficient and effective operational platform to support our growth, we have implemented some important operational initiatives to further shore up our position as a market leader. These are in addition to the action we have taken on bringing costs into line with revenue, which I outlined earlier, and involve:

- the introduction of a regional structure with key resources in the three major regions of Europe, Asia Pacific and North America;
- the appointment a new Chief Operating Officer to coordinate all the day-to-day operations across the Group; and
- the introduction of greater process across the Group to control tendering costs and project delivery and also minimise the cash tied up in projects.

As a result, we are seeing improvement in performance across the Group, reduced cash outflow through operations, greater focus on cash management and repayment of bank debt. It is worth highlighting the Group has repaid in excess of $60 million in bank debt in the last nine months. We will maintain a clear focus on cash management to insulate ourselves, as best we can, from the gap in new revenue caused by the significant delays to the Rome project and finalisation of Sydney, Seattle and other tenders.

4 Smoother revenue growth – develop staged portfolio of tenders/contracts

The last year has been particularly pleasing with the continuing acceptance that our technology is the clear leader in all major markets. Indeed, our competitors are being forced to lower their prices to counter ERG's technology strength, but as yet none of them has succeeded in delivering a fully integrated smart card system with multiple operators and full financial reconciliation.

We are on the cusp of achieving a mix of projects in various stages of development. The approach we are taking is to effectively have a staged portfolio of projects, ie a series of progressive tender and contract commencements that will help insulate the Group from the impact of inevitable delays in public sector decision-making processes in any one project.

I would like to take you through the major project highlights in the three stages of existing, prospective and new tenders.

With the Singapore system successfully delivered to our customer, the focus of our existing project operations is in Europe and North America. San Francisco is a major project for us in the North American market. We have delivered Phase I of the project – involving six of the transit operators – and given the success of the project, we expect to proceed to Phase II involving a rollout to all twenty-six operators. In North America, we also launched Phase I of a project in Toronto in June 2002. Should this six to twelve month phase be successful, we would expect full rollout across our customer's network. An exciting project in Las Vegas, to be performed in conjunction with Canadian conglomerate, Bombardier Inc, was also recently added to our list of existing projects. Each additional contract in North America, in our main competitor's home market, is of tremendous strategic value.

We currently have several active projects in Europe including Bordeaux, Gothenburg, Luxembourg, Manchester and Oslo. We have built an extensive portfolio of reference sites throughout Europe, and once launched these sites will further enhance our position of strength in this market.

Moving forward we expect our major projects in the short term to be Sydney, Seattle and the second phase of San Francisco. We are hopeful that each of these projects will be contributing supply and installation revenue during the second half of the 2003 financial year.

Beyond the list of immediate prospective contracts, we expect the rate of cities coming out for tender to continue. We have positioned ourselves for sometime, through our relationship with Interpay, for the Netherlands whole-of-country contract and have now submitted a tender. Following the successful trial completed by ERG in Berlin in 2000, we expect the city to come out for tender in the near future. We intend to bid for that project through card.etc AG in Germany. Local companies will also play an important role in tenders where we consider they add value to the business case; for example Washington DC has been tendered with Northrop Grumman, and Montreal will be tendered with Bombardier.

I would like to update you on the status of the Sydney project. This is a key project for the Group and one that has been the subject of much controversy.

The awarding of the contract to ERG was challenged in the NSW Supreme Court by our competitor, and the subsequent court action against the NSW Government had a significant impact on timing of contracts and costs borne by the Group.

Our customer, the NSW Government, won the court case that ensued and the judgment disclosed the disgraceful and unprofessional conduct of our competitor.

It is worth briefly revisiting the judgment handed down against our competitor in the Sydney court case. The evidence clearly showed ERG's system was the superior technology solution. The technical sub-committee reported "the ITS technical solution represents a lower risk to the Principal in terms of the project being delivered to schedule and the operational performance of the Integrated Ticketing System ..." In relation to our competitor, they added "the Smartpos technical solution is unproven in an operational environment, and both hardware and software will require considerable development and integration ..." In his comments the judge also stated our competitors "... lack of good faith and positive dishonesty have been so devastatingly exposed" and "there is no doubt the plaintiffs have been guilty of reprehensible conduct".

We are reviewing our rights of action against the parties involved. Our preference is to focus on the business at hand and apply resources to secure future revenue growth rather than to get caught in a long, and expensive cycle of litigation.

The Sydney contract highlighted that this is a market in which delays can and do occur. In that instance it was through the improper conduct of a competitor. This is also a market that is characterised by decision delay. But despite all the challenges and competitor tactics, we have several important new contracts.

There are several large tenders being bid or about to be issued and we are confident that we will continue to win new contracts to ensure growth continues. We will, however, be vigilant in focusing on the cash flow profile of new projects, including the bonding requirements. As an organisation it is important for us to continue to bid for new contracts; however, they must be on acceptable terms. We cannot and will not fund projects to the extent we have done in the past. We will also continue to joint bid for projects with industry partners where we believe it is appropriate.

We are also strengthening our bidding and bid processing team and making significant changes to our project reporting procedures. It is critical we deliver projects in accordance with the terms we have bid.

Importantly, during the last year we increased recurring revenue significantly and we hope to continue to do so in 2003. While the real impact of the major new projects will not flow through until 2004 and beyond, we are nonetheless demonstrating good progress in building long-term annuity like revenue streams which should considerably strengthen our cash flows.

5 Insurance bond cost increases – restructure capital

One of the key challenges for the Company is achieving the best balance sheet structure to support growth. In the current market conditions, it is imperative for us to have a stronger balance sheet in order to be able to provide the bonding necessary to continue to win new contracts and qualify to bid for large projects.

In the past these were arranged through insurance companies which offset portions of the risk to re-insurers. But, as the Chairman outlined, since September 11 and the major corporate collapses in the US, bonds became virtually impossible to put in place without cash collateralisation. In other words, to go forward with a contract we have to tie up large amounts of cash. The cost of insurance for project insurance, errors and omissions and other insurances has also increased dramatically.

Our balance sheet is currently dominated by $250 million in listed convertible notes. Market conditions have changed significantly since these notes were issued and so we are now presented with a very real issue that must be addressed in the short term. Market conditions make it unwise to wait for these notes to mature in October 2005 before taking action to strengthen the Group's balance sheet.

We have excellent immediate prospects for projects throughout the world; however, our customers have not adjusted their bonding requirements to fit with the post-September 11 market conditions. To continue to be successful in this market it is essential that we have a largely debt-free balance sheet with a healthy net asset position. With the help of Babcock & Brown, we have been assessing options for restructuring the balance sheet which the Company needs to capitalise on its operational and technology successes.

We are proposing to convert $13.2 million of unlisted notes (and accrued interest) into five-year unlisted convertible notes. The convertible notes will be secured and convert at 95% of market with a coupon of 10%. The conversion is subject to the approval of the holders of such notes.

In addition, we propose to convert all listed notes into equity at their face value of $13.50 plus accrued interest, using a $0.15 conversion price. As the Chairman stated, the major listed noteholders, representing over 50% of all notes, have given in principle agreement to these terms.

Following the note conversion, we will then undertake a $50 million rights issue. We propose to have the issue underwritten to at least $25 million and have in principle commitment from major noteholders and Babcock & Brown for that $25 million underwriting. Shareholders will be entitled to subscribe on a 1 for 8 basis at an issue price of $0.15. The rights issue will be renounceable giving shareholders the opportunity to trade their entitlement should they elect not to subscribe. We plan to introduce a new class of listed securities with redeemable convertible preference shares to be issued. These new shares will carry a coupon rate of 10% payable in either cash or shares. Each additional security subscribed for will also include a free five-year option to subscribe for a new ordinary share at $0.20. We are planning a rights issue, as opposed to a placement, to ensure shareholders have the option of preventing further dilution of their holding from the raising. We then plan to undertake a share consolidation on the basis of 10 for 1 to reduce the number of shares we have on issue.

In order to complete this restructure, it will be necessary to call a meeting of the listed and unlisted noteholders, and then an extraordinary general meeting of shareholders – all groups must approve this restructure. We expect these meetings will occur in the New Year. Full details of the proposed restructure will be distributed for your consideration once we have had the opportunity to finalise all issues including regulatory, legal and accounting aspects.

This restructure will dramatically strengthen our balance sheet. Based on the balance sheet as at 30 June 2002, the restructure would improve our net asset position to $462.1 million from the $151.7 million previously reported. This increase is driven by the reduction in debt levels as well as the new cash raised.

Upon completion of the proposed restructure, the existing listed convertible noteholders would hold an estimated 56% of the share capital, current holders of ordinary shares would hold 33% and the new capital to be issued would represent 11% of our capital on issue.

You may well ask why we are proposing this transaction at a time when the share price is so low. Unfortunately the world has changed and the state of the world insurance market and attitude of bankers to telecommunications, IT and technology companies leaves us little choice. We are already committed to tying up large amounts of cash for new projects. While it would be nice to wait for the share price to improve, we do not believe it is in stakeholders' interest to wait.

It is, however, important for shareholders to fully appreciate the realities of our current capital structure. The $250 million face value of these notes far exceeds our current market capitalisation of approximately $145 million.

We have made every effort to ensure the restructure meets the needs of both shareholders and noteholders, as well as the commercial needs of the Group. The restructure will result in a largely debt-free balance sheet with a dramatically improved net asset position and we expect this will lead to tangible commercial benefits for the Group.

I stress that we have outstanding prospects in the near term and we are positioning the Group to ensure we are able to capitalise on these opportunities. It would be bitterly disappointing to see us miss out on contracts, for which we have the best technology, due to an underpowered balance sheet and low cash reserves.

Conclusion and Outlook

In summary we have taken some large and sometimes difficult steps forward.

On the key drivers for the Group's success we have some significant achievements.

- We have achieved normalised revenue growth of 25% per cent and 173% per cent growth in recurring revenues.
- We continue to have significant success in conversion of prospects, no doubt due to the increasing acceptance of our technology as being market leading.
- We have reduced costs significantly, with $30 million in annualised savings achieved.
- We maintain sufficient capacity to underpin our growth and the projects we expect to sign shortly with approximately 900 staff in 12 countries.
- We have made our tendering processes more efficient, imposed greater risk control and management.
- We have reduced R&D expenditure significantly, having established our technology as market leading.
- We have placed a greater focus on our core business and will continue to review non-core investments.

- We are proactively addressing the Group's balance sheet structure and cash flow issues.

These are all important initiatives to ensure the Group is returned to profitability.

Which is why, with the benefit of a reconstructed balance sheet, I believe the Group can deliver its long-term strategic objective of a profitable recurring revenue stream. Not surprisingly however, given the continued project delays, our financial results for the first four months of this financial year are tracking below budget. The delays in Sydney, San Francisco Phase II and Rome are the major contributors to us being below budget. During this time we have continued to maintain our focus on our cost structures and cash flow management. For this period the net cash flow from operating activities was less than $500,000. I want to stress that the major cash utilisation of the Group is not operating cash flow drain. It has been debt reduction. At the end of this period, the Group had cash reserves of $22 million. To complete the debt reduction program and put the Group in a position to continue growth, I strongly urge you to support the recapitalisation proposal.

In the immediate future, our ability to be profitable at the EBITDA level in the 2003 financial year is dependent on new projects such as Sydney and Seattle contributing revenues in the second half of the year. We are now confident of that occurring. However, I would caution you to remember that some of our existing projects carry high levels of depreciation, amortisation and interest charges, so, as we previously advised shareholders and the market at our preliminary results release in September, we do not expect to report a net profit after tax for 2003.

Our immediate focus is, and will continue to be, cash flow management, revenue and EBITDA growth over the next one to two years.

As we have indicated today your support for the capital restructure will be essential to us achieving our objectives. The restructure would ensure the Group has a strong balance sheet that is basically debt free.

With that restructure in place, our business modelling shows that your support and patience over the next two to three years will be rewarded with the Group moving to the generation of cash from operations and net after tax profit.

I trust that we have demonstrated to you that such patience is warranted on the basis of our strengthening operations and continuing success in winning new business.

P J Fogarty
Chief Executive Officer

ERG Group
18th Annual General Meeting of Shareholders
28 November 2002


ERG
Welcome to the
18th Annual General Meeting
of Shareholders


Address by the Chairman
Mr Sandy Murdoch

ERG Group
18th Annual General Meeting of Shareholders
28 November 2002

Address by the Chairman

Address by the Chief Executive Officer

Questions and Answers

Formal Business

Agenda



ERG.ASX (0.14)
NASDAQ.ID (1419 3499)
60
15
2050
1150
Jan 02
Jun 02
Oct 02

Global Technology Market



- Core customers → governments
- Continued revenue growth
- Sydney judgment
- New contract opportunities
- Cost focus

Underlying Fundamentals



- Babcock & Brown engaged
- Balance sheet strengthening
  - Bonding Market
- Noteholder and shareholder approval
- EGM required

Restructure Imperatives

Board composition under review

Robert Topfer appointed

Change of auditors

Corporate Governance

Address by the CEO
Mr Peter Fogarty

	2002	2001
Total revenue	**301.6**	299.9
One-off write-downs	**165.3**	-
EBTDA*	**(14.7)**	35.5
Profit: EBIT*	**(52.9)**	18.4
Net profit after tax	**(243.9)**	6.1
Total assets	**676.0**	711.5
Operating cash flow	**(54.7)**	18.8

* excluding one-off write-downs

Annual Result Summary


302
25% growth
240
42% annual growth rate
$ million
9
1992
1995
2000
2002

Revenue

	Supply & Install	Operating & Infrastructure	Corporate Support
Revenue	140.4	140.0	21.2
Operating result before D & A *	5.8	(23.3)	(28.2)
Segment result before tax *	1.6	(37.0)	(48.5)
Assets	174.8	374.2	127.0

* excluding one-off write-downs

Operating Results by Segments

	June 02	Dec 01
Total revenue	**165.2**	136.4
One-off write-downs	**(9.9)**	(155.4)
EBITDA*	**2.3**	(17.0)
Profit: EBIT*	**(24.7)**	(28.2)
Gross R&D	**5.8**	17.4
Net profit after tax	**(44.4)**	(199.4)
Operating cash flow	**(18.2)**	(36.5)

* excluding one-off write-downs

Comparison 1st vs 2nd Half Year


Challenges and Actions


1 Reduce costs
— maintain technology superiority
Challenges and Actions

ERG Group
18th Annual General Meeting of Shareholders
28 November 2002



2 Focus on core strength

—— review non-core assets

Challenges and Actions



3 Secure market leadership

—— strengthen operational capacity

Challenges and Actions



4 Smoother revenue growth

—— Increasing recurring revenue

Challenges and Actions



new tenders: Netherlands, Yorkshire, Berlin, Montreal, Copenhagen, Perth, Washington DC, Honolulu

prospective: Seattle, Sydney, Stockholm, San Francisco Phase 2, Toronto Phase 2, Lisbon, Anaheim

existing: Gothenburg, Bordeaux, Bouches de Rhone, Luxembourg, Toronto Phase 1, San Francisco Phase 1, Oslo, Las Vegas, Manchester

Projects Overview



"The Smartpos technical solution is unproven..."

(Technical Subcommittee)

[Their] "... lack of good faith and positive dishonesty have been so devastatingly exposed."

[They are] "... guilty of reprehensible conduct."

(Justice Adams, Supreme Court NSW)

Competitor Conduct



new tenders
- Netherlands
- Yorkshire
- Berlin
- Montreal
- Copenhagen
- Perth
- Washington DC
- Honolulu

prospective
- Seattle
- Sydney
- Stockholm
- San Francisco Phase 2
- Toronto Phase 2
- Lisbon
- Anaheim

existing
- Gothenburg
- Bordeaux
- Bouches de Rhone
- Luxembourg
- Toronto Phase 1
- San Francisco Phase 1
- Oslo
- Las Vegas
- Manchester

Projects Overview



5 Insurance cost increases

— tightening of banking market

— *restructure capital*

Challenges and Actions



1 Convert $13.2m of unlisted notes
- 5 year secured notes – preference share terms

2 Convert all listed notes to equity
- $13.50 converting at 15c

3 Approval of noteholders and shareholders
- EGM required

4 Rights issue to raise $50m to provide bonding capacity
- Renouncable, 1 for 8 at 15c
- Redeemable convertible preference share
- 10% coupon payable in cash or shares
- 1 free 5 year 20c option

5 Consolidation of share capital – 10 for 1

Proposal

Capital Restructure



	30 Jun 02	Restructure	Pro Forma
Cash	38.4	50.0[1]	88.4
Other Assets	637.6	-	637.6
Total Assets	676.0	50.0	726.0
Total Liabilities	524.3	(260.4)[2]	263.9
Net Assets	**151.7**	**310.4**	**462.1**

[1] excluding transaction fees

[2] assumes unlisted note redemption partially satisfied with equity

Pro Forma Balance Sheet

Capital Restructure



Listed noteholders	56 %
Existing shareholders	33 %
New shares issued	11 %
	100 %

Revised Ownership Structure

Capital Restructure

ERG Group
18th Annual General Meeting of Shareholders
28 November 2002


Sotteville - Mairie

Revenue growth

Technology leader

Cost control

Reduced R&D

Focus on core business

Balance sheet restructure

Success Drivers



Strategically on track
- several contracts due for signing

2003 EBITDA profit dependent on new projects signing

Strong revenue forecast 2004 onwards

Continued focus on business process improvements

Outlook

Restructuring our capital now is crucial.

It will position the Company

- to be largely debt free
- to have a strong balance sheet
- to move to cash flow positive
- to retain its world leadership in Smart Card technology

Outlook

Questions
&
Answers

ERG Group
18th Annual General Meeting of Shareholders
28 November 2002


Formal Business


ERG
Thank you for your attention!
18th Annual General Meeting
of Shareholders

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If you have any problems, call Business Support on +61 8 9273 1203

Kelly Turner
ERG Group
247 Balcatta Road Balcatta WA 6021 Australia
Tel: + 61 8 9273 1203 Fax: +61 8 9273 1526
Email: ERGITbusinesssupport@erggroup.com Website: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 16:56:30

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Flags Capital Restructure to Support Growth -Right Issue

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

FAXED 28 NOV 2002

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Rebecca Greig
DATE	28 November 2002
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1255
PAGES	4
RE	**Announcement**

Dear Sirs

I enclose the following:

- Announcement headed "ERG Flags Capital Restructure to Support Growth – Rights Issue to Raise up to $50 million".

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax281102b.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

DATE 28 November 2002

CONTACT Shaun Duffy – ERG Group +61 8 9273 1879, or

Richard Muller – Cosway Australia 0413 825 554

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Flags Capital Restructure to Support Growth – Rights Issue to Raise up to $50 million

At its Annual General Meeting today, the Directors of the ERG Limited (ERG) said they would soon seek approval to restructure the Company's capital. The proposed capital restructure, if approved by noteholders and shareholders, will transform ERG's balance sheet, giving it additional cash, a healthy net asset position and largely eliminating debt.

Directors advised shareholders that the capital restructure was imperative to the Group's ability to extend its recent string of successes in winning urban transit ticketing contracts around the world.

The proposed capital restructure involves:

1 Conversion of $13.2 million of unlisted convertible notes to five-year unlisted convertible notes, with a ten per cent coupon payable in ordinary shares or cash, convertible at 95% of market at the time of conversion.

2 Conversion of all listed interest bearing notes to ordinary shares at a $0.15 conversion price.

3 Following this conversion there will be a 1 for 8 renouncable, redeemable rights issue of convertible preference shares with a ten per cent coupon payable in ordinary shares or cash at $0.15 per share. The rights issue, which seeks to raise up to $50 million, will be partially underwritten by the major noteholder, and Babcock & Brown. Each additional security subscribed to will also include a free five-year option to subscribe for a new ordinary share at $0.20.

4 A subsequent 10 for 1 ordinary share consolidation.

The proposal will be put to meetings of noteholders and shareholders by early February 2003. Importantly, the major noteholders, Special Utilities Investment Trust and associates and Australian Ethical, representing more than 50 per cent of the listed notes have given in principle support for the proposed reconstruction and, together with Babcock & Brown, have given in principle commitments to underwrite at least $25 million of the rights issue.

ERG Chairman, Mr Sandy Murdoch, said the Company had been looking at its capital structure for some time and the resulting proposal would address several important issues simultaneously.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ERG Flags Capital Restructure to Support Growth – Rights Issue to Raise up to $50 million

"Through the proposed restructure, ERG can eliminate future liabilities of $250 million and around $18 million per year in interest payments to noteholders; raise up to $50 million cash; and give the Group a substantially debt free balance sheet," Mr Murdoch said.

"The longer-term benefits of this restructure far outweigh its immediate dilutionary impact for existing shareholders, especially in light of the dramatically changed market conditions that we now must deal with following the world changing events of the past 14 months," he said.

Most urban transit ticketing system contracts require the posting of very large bid and performance bonds by tenderers. Following September 11 and the large corporate collapses in the US, it has become far more cost efficient to self-fund these bonds rather than pay the prohibitive premiums now being asked by insurers.

"Largely self-funding these bonds requires a more robust balance sheet than the Group has now, especially in the light of the reluctance of banks and financial institutions to increase their exposure to the technology sector at this time," Mr Murdoch said.

"It is important we move to restructure our capital now," Mr Murdoch said.

ERG CEO, Mr Peter Fogarty, said the Group expects to win five to ten new public transit ticketing tenders over the next twelve months which would deliver strong recurrent revenues over many years.

"Recent contract wins and our reference sites show we have the only fully capable technology for large-scale public transit ticketing projects and are very competitive," Mr Fogarty said.

"It would be bitterly disappointing to see us miss out on new opportunities due to an under-powered balance sheet.

"We have received in principle support for the plan from the Group's largest convertible noteholders, Special Utilities Investment Trust and associated companies (SUIT), as well as Australian Ethical. Together they hold approximately 52% of the notes.

"Apart from the financial benefits of converting the notes to equity, ERG would benefit from having SUIT, a global utility and infrastructure group, become a substantial shareholder," Mr Fogarty said.

In addition to his comments about the importance of the capital restructure, Mr Fogarty said despite the disappointing financial result for 2002 ERG had made substantial progress on a number of fronts including:

- Underlying revenue growth of 25% per cent (excluding revenue from the telecoms business which was sold in [when]) and 173% per cent growth in recurring revenues.
- Significantly reduced costs with $30 million in annualised savings achieved with the cost reduction program largely complete.
- Repayment of more than $60 million bank debt in the last nine months.
- Building a series of progressive tender and contract commencements that will help insulate the Company from the impact of inevitable delays in public sector decision making processes in any one project.

ERG Flags Capital Restructure to Support Growth – Rights Issue to Raise up to $50 million

- Disposal of non-core and under performing assets such as our holdings in Downer EDI and ECard, allowing the re-deployment of capital to the core business.

"Not surprisingly however, given the continued project delays, our financial results for the first four months of this year are tracking below budget but due to our focus on cost reduction and cash flow management, the net cash outflow from operating activities was kept to less than $500,000 negative for this period," Mr Fogarty said.

"Provided shareholders and noteholders approve the capital restructure, the Company will have the capacity to secure a growing portfolio of large scale transit ticketing contracts producing long-term income stream," Mr Fogarty said.

"With this in place and finalisation of ten to twelve new contracts imminent, ERG will be well placed to move to sustainable profitability in the medium term," Mr Fogarty said.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/11/2002

TIME: 12:40:47

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

The contents of this fax are confidential and may only be used or disclosed by the addressee.

FAXED 29 NOV 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	29 November 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	2
RE	**Announcement**				

FACSIMILE

Dear Sirs

I confirm that at the annual general meeting of ERG Limited held yesterday all resolutions put to shareholders were passed.

In accordance with section 251AA of the *Corporations Act*, I attach a table showing the number of proxy votes received in relation to each resolution.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax281102.doc

Disclosure of Proxy Votes for AGM
28 November 2002

ERG LIMITED

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of ERG Limited at its annual general meeting held on 28 November 2002:

Resolution Number	Description of Resolution	The proxy is to vote for the resolution	The proxy is to vote against the resolution	The proxy is to abstain on the resolution	The proxy may vote at the proxy's discretion
1.1	Re-election of Mr David James Humann	117,618,541	6,480,943	3,343,841	25,415,120
1.2	Re-election of Mr Alexander (Sandy) Stuart Murdoch	87,151,016	37,453,831	3,135,384	25,118,214
1.3	Re-election of Mr Robert Neil Topfer	118,579,199	5,152,127	3,678,794	25,448,325
2.1	Issues under the existing ERG Exempt Employee Share Plan	102,520,564	13,742,034	2,943,043	11,198,696
2.2	Issues under the existing ERG Executive Option Plan	83,909,422	32,698,881	2,772,421	11,198,696
2.3	Issues under the ERG Employee & Permanent Contractor Option Plan	87,011,500	29,595,546	2,694,472	11,198,696
3.1	Ratification of issue of shares to Banksys, Amex, Visa and Interpay	55,711,393	7,467,959	3,749,173	11,214,563
3.2	Ratification of issue of options to Visa	53,249,858	40,634,303	3,802,846	11,257,117
3.3	Approval of issue of options to Amex	67,757,474	41,144,604	3,638,474	11,257,117
3.4	Ratification of issue of options to PWI employees	96,128,129	13,374,581	3,085,075	40,270,660
4.1	Approval of issue of shares to certain listed convertible noteholders	51,862,804	42,279,188	18,502,435	11,239,792
4.2	Approval of issue of shares to certain unlisted convertible noteholders	66,260,914	43,161,262	3,172,236	11,253,907
4.3	Approval of issue of shares to Motorola Inc	68,483,200	40,903,135	3,130,575	11,226,722
5	Approval of issue of options to Rothschild	65,895,219	43,099,727	3,681,306	11,227,117
6	Appointment of auditors	48,067,513	447,476	1,623,023	87,757,609